

Mail Stop 7010

September 18, 2006

By U.S. Mail and Facsimile

Mr. Tom Burmeister
Chief Financial Officer
Rinker Group Limited
1501 Belvedere Road
West Palm Beach, FL 33406

> **Re: Rinker Group Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **File No. 001-31823**

Dear Mr. Burmeister:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

Selected Financial Data, page 8

1. In future filings, please expand your selected financial data to disclose dividend information, in Australian dollars, as required by Item 3.A.2 of Form 20-F.

<u>Operating and Financial Review and Prospects, page 40</u>

<u>Critical Accounting Policies, page 41</u>

2. You disclose in the second paragraph that "Under A-IFRS, goodwill is no longer amortized, and no significant differences in the reconciliation of profit between A-IFRS and US GAAP remain." Based on the US GAAP reconciliation to A-IFRS in Note 40 to the financial statements, please reconsider the appropriateness of this statement.

<u>Contractual Obligations and Commercial Commitments, page 68</u>

3. In future annual filings, please expand your table of contractual obligations, or provide footnote disclosure to the table, to include the estimated cash requirements for interest on your long-term debt. Refer to footnote 46 of Release No 33-8350, *Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

<u>Item 15 – Controls and Procedures, page 136</u>

4. We note that you concluded that your disclosure controls and procedures are effective in timely alerting your Chief Executive Officer and Chief Financial Officer of material information required to be included in your periodic SEC filings. This statement does not refer to the correct language as defined in Rule 13a-15(e) of the Exchange Act. In this regard, please confirm to us that your that your disclosure controls and procedures are effective with respect to rules as defined in Rule 13a-15(e) of the Exchange Act. In addition, please revise your future filings to state the full definition of disclosure controls and procedures in your conclusion. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

<u>Financial Report, page F-1</u>

<u>Consolidated Balance Sheet, page F-5</u>

5. Please tell us what consideration you gave to disclosing the following information, for each class of share capital, as required by paragraph 76 of IAS 1:

    • The number of shares authorized;
    • Par value per share, or that the shares have no par value;
    • The rights, preferences and restrictions attaching to that class including restrictions on the distribution of dividends and the repayment of capital;
    • Shares in the entity held by the entity or by its subsidiaries or associates; and

- Shares reserved for issue under options and contracts for the sale of shares, including the terms and amounts.

Functional and Presentation Currency, page F-8

6. We note that the "average rate" you use for income/expense items that are translated is determine by using the closing rate for the month the transaction occurred. Please tell us how using this rate creates an average rate as contemplated by paragraph 40 of IAS 21. Please confirm that the use of this method does not result in materially different results for your consolidated or segment results than had you utilized a different method of determining the "average rate" for the periods presented.

Revenue Recognition, page F-9

7. Tell us supplementally when you transfer to the buyer the significant risks and rewards of ownership of the goods. Specifically, when does title transfer? Tell us of any circumstances for which you would recognize revenue prior to the delivery of the goods. Tell us what consideration you have given to disclosing this additional information.

Inventories, page F-9

8. Your inventory policy disclosure states that a "major portion is valued on either a first-in-first-out or average cost basis." We assume that you have used the specific identification method for those inventories not valued on either a first-in-first-out or average cost basis. Refer to paragraphs 23 and 25 of IAS 2. Please confirm our assumption and tell us what consideration you have given to disclosing this basis of valuing your inventories.

Acquisition of Assets, page F-10

9. Tell us supplementally the nature of the assets you are referring to with regard to this accounting policy as well as the nature of the "costs incidental to their acquisition." Tell us what consideration was given to providing these additional disclosures.

Defined Benefit Superannuation Plans, page F-11

10. We assume your reference to AASB 119 and AASB 2004-3 correlate to effective dates set forth in paragraph 159B of IAS 19. Please confirm our assumption and indicate what consideration you gave to disclosing the impact this early adoption had on your financial statements.

Goods and Services Tax (GST), page F-12

11. Please tell us more about the nature of GST. Specifically address why such amounts incurred on a purchase of goods and services would not be recoverable from the taxation authority. Tell us what consideration you have given to disclosing this additional information.

12. We also do not understand your statement that "Revenues, expenses and assets are recognized net of the amount of GST, except:...where receivables and payables are stated with the amount of GST included." Please clarify this statement for us and tell us what consideration you have given to clarifying this disclosure.

Note 1 – Impacts of the Adoption of A-IFRS, page F-13

Effect of A-IFRS on the Cash Flow Statement for the Financial Year Ended 31 March 2005, page F-15

13. We note the adoption of A-IFRS resulted in the reclassification of payments for shares purchased for long-term employee incentive plans from net cash from operating activities to cash flows from financing activities. Given that the underlying payment for shares is for employee compensation plans, tell us why such payments are not more appropriately classified as an operating activity under IFRS 7. Also address the appropriateness of this classification for US GAAP purposes.

Notes to the Reconciliations of Income and Equity – Goodwill, page F-15

14. We note your disclosure that you have "elected not to restate business combinations that occurred prior to the date of transition under A-IFRS, and accordingly, the carrying amount of goodwill at the date of transition has not changed and there is no impact on opening retained earnings at transition." In this regard, please confirm to us that you have applied the provisions of IFRS 1, Appendix B, paragraph B2 in your analysis of past business combinations to determine that there are no other adjustments impacting the financial statements at the date of transition.

Note 2 – Segment Information, page F-18

15. You indicate that business segments are presented along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. Tell us what consideration you have given to providing the disclosure requirements of paragraph 69 of IAS 14 on a disaggregated basis for Australia and China.

Note 23 – Contributed Equity, page F-29

16. We note that under your Universal Share Plan employees may acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration. Tell us how you have accounted for shares issued under this plan for both A-IFRS and US GAAP purposes. Tell us what consideration you have given to disclosing this accounting treatment.

Note 38 – Contingent Liabilities, page F-50

17. Tell us what consideration you gave to disclosing the contingencies surrounding the legal proceedings you disclosed under the caption Legal Proceedings on pages 120 and 121. Please consider the appropriate disclosures required by IAS 37 for IFRS purposes and SFAS 5 and SAB Topic 5Y for US GAAP purposes.

Note 40 –United States Generally Accepted Accounting Principles (US GAAP) Information – E. Deferred Income Tax Balances, page F-54

18. We note that under A-IFRS, deferred taxes are recognized only to the extent that it is more likely than not that suitable taxable profit is expected to be available. Under US GAAP, deferred tax assets are recognized at their full amounts and reduced by a valuation allowance to the extent it is more likely than not that suitable taxable profits will not be available. As such, it is unclear to us why the deferred income tax assets under US GAAP at March 31, 2006 and 2005 of $103.7 million and $78.8 million, respectively, were lower than the $120.9 million and $96.6 million deferred income tax assets as of March 31, 2006 and 2005, respectively. Please clarify.

Note 40 –United States Generally Accepted Accounting Principles (US GAAP) Information – O. Overburden Removal, page F-59

19. We note that under A-IFRS you capitalize overburden removal costs that provide benefit over multiple periods and amortize that cost over the periods benefited. Tell us what consideration you have given to disclosing this accounting policy within your Significant Accounting Policies.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief